[Charles & Colvard, Ltd. Letterhead]

January 20, 2010

Via EDGAR

Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Re:           Charles & Colvard, Ltd.
Item 4.01 Form 8-K
Filed January 7, 2010
File No. 0-23329

Dear Ms. Meadows:

This letter responds to your comment letter of January 12, 2010 regarding the above-referenced filing made by Charles & Colvard, Ltd. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comment from your letter in bold with the Company’s response set forth immediately below.

1.
We note that your audit committee intends to consider the engagement of Frazer Frost as your independent registered public accounting firm when the firm is registered with PCAOB and upon receipt of an engagement letter. Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm and disclose that the decision to engage the new firm was approved your audit committee in a current report on Form 8-K. Refer to paragraphs (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

We acknowledge our obligation to report the engagement of a new independent registered public accounting firm and will disclose the decision to engage Frazer Frost as the new firm in a current report on Form 8-K. As we noted in our current report on the Form 8-K filed on January 12, 2010, our audit committee was awaiting Frazer Frost’s registration with the Public Company Accounting Oversight Board and receipt of an engagement letter from Frazer Frost, both of which have now occurred. The audit committee approved the engagement on January 19, 2010, and we intend to file today the required current report on Form 8-K regarding the engagement of Frazer Frost.

*           *           *           *           *

As requested in your January 12, 2010 letter, the Company acknowledges that:

Ms. Ta Tanisha Meadows
January 20, 2010

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone (919) 468-0399 (ext. 295).

Sincerely,

/s/ Timothy L. Krist
Timothy L. Krist
Chief Financial Officer

cc:           Margaret N. Rosenfeld, Esq.